

November 2, 2010

Mr. Adam M. Mizel
Interim Co-Chief Executive Officer and Chief Financial Officer
Cinedigm Digital Cinema Corp.
55 Madison Avenue, Suite 300
Morristown, NJ 07960

>   **Re:**   **Cinedigm Digital Cinema Corp.**
>   **Form 10-K for the Fiscal Year ended March 31, 2010**
>   **Filed June 14, 2010**
>   **File No. 001-31810**

Dear Mr. Mizel:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Goodwill and Intangible Assets, page 33

1.   Please consider expanding your disclosures in your goodwill and intangible assets policy for the items noted below.

- Percentage by which fair value exceeded carrying value of each reporting unit as of the date of the most recent test;
- Discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible

(e.g., the valuation model assumes recovery from a business downturn within a
defined period of time); and

- Description of potential events and/or changes in circumstances that could
reasonably be expected to negatively affect the key assumptions.

Liquidity and Capital Resources, page 41

2.   We note your response to our prior comment number 7 in your response letter dated
September 5, 2008. It does not appear that you have enhanced your discussion of the
primary drivers in your operating activities. We repeat our prior comment, that, your
discussion of cash used in operating activities appears to be a mere recitation of changes
and other information evident from the financial statements. Your disclosures should
focus on the primary drivers of and other material factors necessary to provide an
understanding of your cash flows. In addition, where there has been material variability
in historical cash flows, your discussion should focus on the underlying reasons for the
changes, as well as on their reasonably likely impact on future cash flows. Tell us what
consideration you gave to providing the disclosure in accordance with the related
interpretive guidance in Section IV.B of SEC Release No. 33-8350.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page F-3

3.   We note your line item, stock-based compensation, under costs and expenses. Tell us
how you considered the guidance in paragraph F of SAB 107.

Notes to Consolidated Financial Statements

3. Assets Held for Sale and Discontinued Operations, page F-18

4.   We note that you present the results of the Pavilion Theatre as discontinued operations
for the fiscal years ended March 31, 2009 and 2010.   Tell us how you considered
providing disclosure to discuss the facts and circumstances leading to the expected
disposal, and the expected manner and timing of the disposal. Refer to ASC 205-20-50-
1.a.

Part III (Incorporated by Reference from the Definitive Proxy Statement filed on July 29, 2010)

Item 11. Executive Compensation

5.   It appears that you have not provided a discussion of the "measures and goals" used to
determine annual incentive awards nor the payout levels of the awards for each of the
named executive officers. We note your statement that you believe that disclosure of the

Mr. Adam M. Mizel
Cinedigm Digital Cinema Corp.
November 2, 2010
Page 3

financial goals would result in competitive harm. Please provide a detailed analysis supporting your conclusion. In particular, your competitive harm analysis should justify why you do not intend to disclose what appear to be historical financial performance objectives, and it should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. In this regard, specify how disclosing historical financial performance objectives could provide competitors with insight or knowledge about your internal operations such that it would cause a detriment to the company and its shareholders.

Item 13. Certain Relationships and Related Transactions

6.   It appears that you have not disclosed any transactions with related parties since the beginning of the company's last fiscal year as required by Item 404 of Regulation S-K. In this regard, we note that, in addition to the transactions you list on page F-44, you have engaged in transactions with Sageview Capital Master, L.P. in which Sageview is entitled to nominate two members to your board of directors. In your response letter and in future filings, explain the material terms of the agreement that allows for Sageview to nominate two members to the board. Tell us what consideration you have given to filing the agreement as an exhibit.

Exhibits

7.   Please tell us what consideration you have given to filing any agreements with your significant customers such as your Studio Agreements which accounted for 56% of your consolidated revenues for the fiscal year ended March 31, 2010. See Item 601(b)(10)(ii)(B) of Regulation S-K.

8.   It appears that several agreements listed in the exhibit list were granted confidential treatment. Please explain why you have not marked the exhibit index to indicate that portions of the exhibits have been omitted pursuant to a request for confidential treatment. See Section D.5 of Staff Legal Bulletin 1A. We note your response to prior comment 24 in your letter dated September 5, 2008 that you would revise future filings to include references to confidential treatment requests.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453 or Matthew Crispino, Attorney-Advisor, at (202) 551-3456 with any other questions. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

Stephen Krikorian
Accounting Branch Chief